VIVAKOR, INC.

4101 North Thanksgiving Way

Lehi, UT 84043

September 5, 2023

VIA EDGAR

Anuja A. Majmudar

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 31, 2023
File No. 001-41286

Dear Ms. Majmudar:

By letter dated June 21, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakior, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on May 31, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Preliminary Proxy Statement on Schedule 14A filed May 31, 2023

Proposal 1, Approval of Acquisition Stock Issuance

Consequences of Not Approving the Share Issuance Proposal, page 8

1.	We note your disclosure indicating that if stockholders do not approve this proposal, you “will have to pay the principal amount of the Notes, together with all accrued interest due thereon, on a monthly basis in an amount equal to the Monthly Free Cash Flow (as defined in the Notes) beginning September 20, 2022 and continuing thereafter on each successive payment date.” Please expand your disclosure to define Monthly Free Cash Flow and provide quantitative information regarding the principal amount and interest accrued since September 20, 2022 and due to date. In addition, disclose the consequences if the stockholders do not approve this proposal and you are unable to meet the payment obligations that are due pursuant to the Membership Interest Purchase Agreement.

Response: We have expanded our disclosure to define Monthly Free Cash Flow and provided quantitative information regarding the principal amount and interest accrued since September 20, 2022 and due to date. We have also included in our disclosure the consequences if our stockholders do not approve this proposal and we are unable to meet the payment obligations that are due pursuant to the Membership Interest Purchase Agreement.

General

2.	We note that Proposal 1 is a solicitation of your stockholders for the issuance of shares upon the conversion of promissory notes issued pursuant to the Membership Interest Purchase Agreement, as amended, with Jorgan Development, LLC in connection with the acquisition of Silver Fuels Delhi, LLC and White Claw Colorado City, LLC. Given that this proposal involves a solicitation of stockholders for the purpose of approving the issuance of additional securities in connection with the acquisition of the above specified companies, and your stockholders will not have a separate opportunity to vote upon the transaction, pursuant to Note A of Schedule 14A, your disclosure should include all information required by Items 13 and 14 of Schedule 14A.

Response: We have revised our disclosure to include all information required by Items 13 and 14 of Schedule 14A.

3.	Please expand your disclosure to describe all material terms of the Acquisition Agreement, as amended, including provisions related to the filing of a registration statement for the Note Payment Shares and the potential consequences to the company if such registration statement is not declared effective by the Commission.

Response: We have expanded our disclosure to describe all material terms of the Acquisition Agreement, as amended, including provisions related to the filing of a registration statement for the Note Payment Shares and the potential consequences to us if such registration statement is not declared effective by the Commission.

4.	We note that you have not filed your Form 10-Q for the quarter ended March 31, 2023 nor have you filed a notification of inability to timely file your periodic report pursuant to Exchange Act Rule 12b-25. Please comply with your reporting obligation under Rule 13a-13 of Regulation 13A.

Response: We have filed our Form 10-Q for the quarter ended March 31, 2023 on July 28, 2023.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

James Ballengee

Chief Executive Officer

Vivakor, Inc.

4101 North Thanksgiving Way

Lehi, UT 84043